Concordia International Corp. Announces First Quarter 2017 Results

•	Concordia reported first quarter revenue of $160.6 million, gross profit of $115.4 million and net loss from continuing operations of $78.8 million

•	The Company generated cash flow from operations of $86.2 million

•	Adjusted EBITDA[1] in the first quarter was $84.2 million

•	Company executing against its 2017 business stabilization objectives

•	Development of long-term business strategy remains on track

•	Announced on April 26 that David Price appointed as CFO

•	Announced on May 4 that Itzhak Krinsky and Frank Perier, Jr. appointed to Board of Directors
OAKVILLE, ON – May 10, 2017 – Concordia International Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR), an international specialty pharmaceutical company focused on generic and legacy pharmaceutical products, today announced its financial and operational results for the three months ended March 31, 2017. All financial references are in U.S. dollars unless otherwise noted.
“Concordia’s first quarter 2017 results demonstrate that the Company’s focus on near-term stabilization is beginning to have a positive impact on the business,” said Allan Oberman, Chief Executive Officer of Concordia. “While the first quarter is only the beginning of an ongoing process, I believe we are making important headway against our business stabilization objectives. To that end, we are excited about the recent announcements that David Price will be joining Concordia as Chief Financial Officer, and that Itzhak Krinsky and Frank Perier, Jr. have joined our Board of Directors. These individuals possess significant experience that we believe will help Concordia make progress against our stated goals over the remainder of the fiscal year, and beyond, as we focus on Concordia’s longer term growth.”

Consolidated First Quarter 2017 Financial Results and Recent Events

•	Reported revenue of $160.6 million, compared to $228.5 million for the same period in 2016 and $170.4 million for the fourth quarter of 2016.

•	Reported Adjusted EBITDA[1] of $84.2 million, compared to $140.8 million for the same period in 2016 and $80.5 million in the fourth quarter of 2016.

•	Generated cash flows from operating activities of $86.2 million, compared to $91.9 million for the same period in 2016 and $95.2 million in the fourth quarter of 2016.

•
As of March 31, 2017, the Company’s liquidity was substantially comprised of $336.2 million of cash and cash equivalents and $60 million under an undrawn revolving credit facility. The Company believes it has sufficient liquidity over the next 12 months to operate its business and meet its cash requirements based on current market conditions.

•	Subsequent to quarter end, on April 26, 2017, Concordia announced the appointment of David Price as CFO effective May 15, 2017.

•	Subsequent to quarter end, on May 4, 2017, Concordia announced the appointments of Itzhak Krinsky and Francis (Frank) Perier, Jr. to the Company’s Board of Directors.

•
Subsequent to quarter end, the Company completed an exclusive authorized generic agreement with Actelion Pharmaceuticals, Ltd, a biopharmaceutical company headquartered in Switzerland, to market bosentan in the United Kingdom. Bosentan (Tracleer®) is a specialty product for the treatment of pulmonary arterial hypertension and digital ulcers. The agreement with Actelion grants Concordia the rights to distribute and promote a branded authorized generic version of bosentan (Stayveer®).

First Quarter 2017 Segmental Results
During the first quarter of 2017, the Company combined the North America and Orphan Drug segment to form a single Concordia North America segment. The Company has conformed comparative information.
The Concordia North America segment reported revenue of $41.8 million, a decline of $46.8 million over the same period in the prior year. The decline was primarily due to competitive pressures on the following products: Plaquenil®; Lanoxin®; Donnatal®; and Nilandron®. Revenue on a sequential basis did not change significantly from the fourth quarter of 2016.
The Concordia International segment reported revenue of $118.7 million, a decline of $21.2 million over the same period in the prior year. The decline was primarily due to the unfavourable movement in foreign exchange rates of approximately $19.1 million, as well as increased competition on the segment’s generic product portfolio. Revenue on a sequential basis decreased by $9.9 million over the fourth quarter of 2016. The decline was primarily due to additional competitive pressures on the segment’s generic product portfolio.

During the first quarter, the Company launched one new product in an IMS measured market that has a current estimated value of $30 million. The Company has an additional nine products that have already been approved or are awaiting regulatory approval in various countries. These products, if launched, are expected to compete in product areas that have an estimated current IMS measured market value anticipated to be in excess of $100 million. The Company expects these products will be launched in the next three years.

In addition, the Company has eight products under active development that it anticipates will launch in the next three to five years. These products, if launched, are expected to compete in product areas that have an estimated current IMS-measured market value expected to be in excess of $1 billion. Concordia anticipates that these eight products will include several potential first-to-market or early-to-market opportunities for difficult to make products

Finally, Concordia has identified up to 21 additional products for future development with its network of external partners. If launched, these products are anticipated to compete in estimated current IMS measured markets that are expected to be worth hundreds of millions more.

Financial Results

(in $000s, from continuing operations)	Quarter Ended March 31, 2017	Quarter Ended March 31, 2016
Revenue	$160,557	$228,535
Gross profit	$115,415	$159,852
Adjusted gross profit[1]	$115,726	$178,495
Operating income from continuing operations	$18,366	$54,950
Net loss from continuing operations	($78,824)	($4,801)
Loss per share, continuing operations – basic	($1.540)	($0.090)
Loss per share, continuing operations – diluted	($1.540)	($0.090)
Adjusted EBITDA[1]	$84,242	$140,848
Cash and cash equivalents	$336,156	$178,516

Consolidated Operating Results

Total revenues during the first quarter of 2017 were $160.6 million, a decrease of $68.0 million over the same period in 2016. This decrease is primarily due to the impact of increased generic competition and foreign exchange. On a sequential basis, revenue decreased by $10.0 million. This decrease was primarily a result of increased competition on the generic product portfolio within the Concordia International segment.

Gross profit for the three months ended March 31, 2017 decreased by $44.4 million or 28%, compared to the corresponding period in 2016 primarily due to the impact of the factors described above. The gross profit percentage increased by 2% primarily due to the first quarter of 2016 including $18.6 million related to a non-cash inventory fair value adjustment included in cost of sales as a result of the Concordia International segment acquisition. Excluding the impact of these non-cash inventory adjustments, the gross profit percentage decreased by 6% primarily due to a change in the mix of product sales within both the Concordia North America segment and Concordia International segment.

General and administrative expenses reflect costs related to salaries and benefits, professional and consulting fees, ongoing public company costs, travel, facility leases and other administrative expenditures. General and administrative expenses for the three months ended March 31, 2017 decreased by 11% compared to the corresponding period in 2016 as a result of cost saving initiatives being undertaken by the Company, the timing of certain costs which are likely to be incurred in future periods, as well as favourable movements in foreign exchange rates.

Selling and marketing expenses reflect costs incurred by the Company for the marketing, promotion and sale of the Company’s broad portfolio of products across the Company’s segments. Selling and marketing costs for the three months ended March 31, 2017 decreased by $3.6 million or 27% compared to 2016. These costs have decreased primarily due to the termination of the previous higher cost Donnatal® contract sales force, which has been replaced by a co-promotion agreement with RedHill Biopharma Ltd., as well as the favourable foreign exchange impact of selling and marketing costs incurred within the Concordia International segment.

Research and development expenses reflect costs for clinical trial activities, product development, professional and consulting fees and services associated with the activities of the medical, clinical and scientific affairs, quality assurance costs, regulatory compliance and drug safety costs (pharmacovigilence) of the Company. Research and development costs for the three months ended March 31, 2017 decreased by $883 thousand, or 10%, compared to the corresponding period in 2016. This decrease is due to cost saving initiatives undertaken by the Company to move certain external costs previously incurred within the Concordia North America segment to the Company’s centre of excellence in Mumbai, India.

The current income tax expense recorded for the three months ended March 31, 2017 decreased by $2.7 million, compared to the corresponding period in 2016. Income taxes were lower primarily related to the Concordia International segment due to lower taxable income and favourable movements in foreign exchange rates.

The net loss from continuing operations for the three months ended March 31, 2017 was $78.8 million, and earnings per share loss was $1.54 per share. Significant components comprising the net loss are fair value gains and losses on derivative contracts of $27.3 million, and the deduction of other significant cash and non-cash expenses which include, but are not limited to, interest and accretion expense of $92.3 million offset by operating income of $18.4 million.

Adjusted EBITDA1 for the three months ended March 31, 2017 decreased by $56.6 million or 40% compared to the corresponding period in 2016. This decline was primarily due to a decline in operating results from the Concordia North America segment combined with the impact of unfavourable movements in foreign exchange rates impacting the Concordia International segment. Adjusted EBITDA by segment was $26.6 million from Concordia North America and $63.2 million from Concordia International. In addition, the Company incurred $5.6 million corporate costs related to the Corporate Head Office.

As of March 31, 2017, the Company had cash of $336.2 million and, subject to compliance with certain incurrence covenants under the Company’s debt agreements, currently has up to $60 million available to it under a revolving credit facility before it is subject to financial maintenance covenants under its credit agreement.

As at March 31, 2017 and May 9, 2017 the Company had 51,089,782 common shares issued and outstanding.
Conference Call Notification
The Company will hold a conference call on Wednesday, May 10, 2017, at 8:30 a.m. ET, hosted by senior management. A question-and-answer session will follow the corporate update.

CONFERENCE CALL DETAILS
DATE:	Wednesday, May 10, 2017
TIME:	8:30 a.m. ET
DIAL-IN NUMBER:	(647) 427-7450 or (888) 231-8191
TAPED REPLAY:	(416) 849-0833 or (855) 859-2056
REFERENCE NUMBER:	8302391
This call is being webcast and can be accessed by going to:
http://event.on24.com/r.htm?e=1408461&s=1&k=4EB3012BD9D2C45F3C29CBBB53714775
An archived replay of the webcast will be available by clicking the link above.
About Concordia
Concordia is a diverse, international specialty pharmaceutical company focused on generic and legacy pharmaceutical products. The Company has an international footprint with sales in more than 90 countries, and has a diversified portfolio of more than 200 established, off-patent products. Concordia also markets Photofrin® for the treatment of certain rare forms of cancer.

Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.

Non-IFRS Measures
This press release makes reference to certain measures that are not recognized measures under International Financial Reporting Standards (“IFRS”). These non-IFRS measures do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analyses of the Company’s financial information reported under IFRS. Management uses non-IFRS measures such as EBITDA, adjusted EBITDA, adjusted gross profit, adjusted net income and adjusted earnings per share (“Adjusted EPS”) to provide a supplemental measure of operating performance and thus highlight trends in the core business that may not otherwise be apparent when relying solely on IFRS financial measures. Management also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, to assess its ability to meet future debt service requirements, in making capital expenditures, and to consider the business’s working capital requirements. Readers are cautioned that the non-IFRS measures contained herein may not be appropriate for any other purpose.
EBITDA is defined as net income / (loss) adjusted for net interest and accretion expense, interest income, income tax expense, depreciation and amortization. Management uses EBITDA to assess the Company’s operating performance.
Adjusted EBITDA is defined as EBITDA adjusted for certain charges including costs associated with acquisitions, restructuring initiatives, and other costs (which includes onerous contract costs and direct costs associated with contractual terminations), initial exchange listing expenses on the NASDAQ, non-operating gains/losses, integration costs, legal settlements (net of insurance recoveries) and related legal costs, non-cash items such as unrealized gains / losses on derivative instruments, share based compensation, fair value changes including purchase consideration and derivative financial instruments, asset impairments, fair value increases to inventory arising from purchased inventory from a business combination, gains / losses from the sale of assets and unrealized gains / losses related to foreign exchange. Management uses Adjusted EBITDA, among other non-IFRS financial measures, as the key metric in assessing business performance when comparing actual results to budgets and forecasts. Management believes Adjusted EBITDA is an important measure of operating performance and cash flow, and provides useful information to investors because it highlights trends in the underlying business that may not otherwise be apparent when relying solely on IFRS measures.
The table below sets forth the reconciliation of net loss from continuing operations to EBITDA and to Adjusted EBITDA for the three months ended March 31, 2017 and March 31, 2016:

For the three months ended (in $000’s)	Mar 31, 2017	Mar 31, 2016
Net loss from continuing operations	(78,824)	(4,801)

Interest and accretion expense	92,291	68,341
Interest income	(18,479)	—
Income taxes	4,739	(1,613)
Depreciation	488	430
Amortization of intangible assets	56,717	46,595
EBITDA	56,932	108,952
Fair value adjustment to acquired inventory	311	18,643
Acquisition related, restructuring and other	5,216	3,548
Share-based compensation	2,952	8,357
Fair value changes of purchase consideration and derivatives	27,506	8,325
Foreign exchange loss (gain)	990	(1,391)
Unrealized foreign exchange gain	(9,665)	(5,586)
Adjusted EBITDA	84,242	140,848

As used herein, adjusted gross profit is defined as gross profit adjusted for non-cash fair value increases to cost of acquired inventory from a business combination. Under IFRS, acquired inventory is required to be written-up to fair value at the date of acquisition. As this inventory is sold the fair value adjustment represents a non-cash cost of sale amount that has been excluded in adjusted gross profit in order to normalize gross profit for this non-cash component. The table below sets forth the reconciliation of gross profit to adjusted gross profit for the three months ended March 31, 2017 and March 31, 2016:

For the three months ended (in $000’s)	Mar 31, 2017	Mar 31, 2016
Gross profit per financial statements	115,415	159,852
Add back: Fair value adjustment to acquired inventory	311	18,643
Adjusted Gross Profit	115,726	178,495

Notice regarding future-oriented financial information:
To the extent any forward-looking statements or forward-looking information in this press release constitutes future-oriented financial information or financial outlooks within the meaning of securities laws, such information is being provided to demonstrate the potential financial performance of Concordia and its business and readers are cautioned that this information may not be appropriate for any other purpose and that they should not place undue reliance on such future-oriented financial information and financial outlooks. Future-oriented financial information and financial outlooks, as with forward-looking statements and forward-looking information generally, are, without limitation, based on the assumptions and subject to the risks set out below under “Notice regarding forward-looking statements”.
Notice regarding forward-looking statements:
This press release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to, statements with respect to Concordia’s 2017 objectives and priorities, the development of a long term growth strategy (and the timing thereof), the stabilization of Concordia’s business, the execution, timing and impact of Concordia’s business stabilization objectives, the experience of Messrs. Price, Krinsky and Perier, the ability of Messrs. Price, Krinsky and/or Perier to help Concordia make progress against the Company’s goals over the remainder of the fiscal year and beyond, leveraging Concordia’s International segment, diversifying Concordia’s business, Concordia’s liquidity, the improvement of working capital and liquidity based on near term initiatives and efficiencies launched by the Company, the assessment of providing guidance and the timing thereof, Concordia’s financial performance (including the performance of its operating segments), the ability of Concordia to execute and deliver on business plans and growth strategies, the ability to drive long-term shareholder value, the implementation of actions to manage competitive challenges, the Company taking actions to rebuild value for stakeholders (and the ability of Concordia to rebuild value for its stakeholders), Concordia’s ability to service its debt obligations and meet its other obligations in 2017 and beyond, optimism about Concordia’s future, the growth of Concordia and the rate of revenue growth, the sources of revenue growth, the stability of Concordia’s business (including, without limitation, with respect to its business in certain jurisdictions), the diversification of the Company’s geographic and therapeutic platform, product lines and/or sales channels, Concordia’s ability to expand globally, the intention to launch products, the timing of product launches, success of product launches, the size of the markets in which Concordia has launched or intends to launch products, Concordia’s ability to launch first to market, early to market or difficult to make products, Concordia’s network of partners, Concordia’s international pipeline of products, Concordia’s revenue by geography, expected debt levels and leverage, free cash flows, Concordia’s debt structure (including its flexibility) and the ability to pay down debt, expected sources of funds (including expected levels of cash on hand and the ability to draw on the Company’s revolving facility), future growth of the Company (including, without limitation, the Company’s expansion globally), the ability to pay certain debt and other obligations of Concordia, the ability to use the Company’s expected cash flow and cash on hand to pay certain future obligations (including, without limitation, debt obligations), the Company’s cash on hand and cash flows being sufficient to meet the Company’s liquidity needs, success of product launches, concentration of Concordia’s business, cash on hand after satisfying obligations during 2017, the performance of Concordia’s products and segments, the revenue-generating capabilities and/or potential of Concordia’s assets, Concordia’s financial strength, the continued and/or expected profitability of Concordia’s products and/or services, the sales and/or demand for Concordia’s products, the deployment of cash towards value creating initiatives or debt repayment (including to fund future acquisitions and the launch of pipeline products, and settle debt and other obligations as they become due), the expansion into new indications and new markets for Concordia’s existing and/or future products, Concordia’s ability to evaluate growth opportunities on a global scale (and the availability of such opportunities), the ability to expand existing sales of Concordia’s products in certain markets, market opportunities for Concordia’s products, Concordia’s ability to provide patients with safe and efficacious medicines, the safety and efficacy of Concordia’s products, the ability to obtain necessary approvals, the approval and development of Photofrin® as a new treatment for certain forms of cancer, the ability of Photofrin® to combat certain forms of cancer, enrollment of patients into clinical trials, the outcomes and success of clinical trials, the adoption of Photofrin® in certain geographic regions and other factors. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to Concordia’s inability to stabilize its business, Concordia’s inability to develop a long term strategic plan or being delayed in developing such plan, cash on hand and cash flows from operations being insufficient to meet Concordia’s liquidity needs, which could result in Concordia having to refinance or restructure its debt, sell assets or seek to raise additional capital, which may be at less favourable terms, the inability to implement Concordia’s objectives and priorities for 2017, which could result in financial strain on the Company and continued pressure on the Company’s business, the inability of Messrs. Price, Krinsky and/or Perier to help Concordia make progress against its goals over the remainder of the fiscal year and beyond, Concordia’s securities, risks associated with developing new product indications, increased indebtedness and leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, the inability to repay debt and/or satisfy future obligations (including, without limitation, earn out obligations), risks associated with Concordia’s outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Concordia’s products to treat certain diseases, the pharmaceutical industry and the regulation thereof, the failure to comply with applicable laws, risks relating to distribution arrangements, possible failure to realize the anticipated benefits of acquisitions and/or product launches (including the product launches described herein), risks associated with the integration of assets and businesses into Concordia’s business, product launches (including, without limitation, unsuccessful product launches), the inability to launch products or the delay in launching products, regulatory delays in product approvals, the inability to launch first to market, early to market or difficult to make products, the inability to capture a share of any market in which Concordia has launched or intends to launch its products, the fact that historical and projected financial information may not be representative of Concordia’s future results, the failure to obtain regulatory approvals (including, without limitation, with respect to Photofrin® as a new treatment for certain forms of cancer or with respect to the product launches described herein), the FDA permitting unapproved products to remain on the market and compete with Concordia’s products (including, without limitation, Donnatal®), economic factors, market conditions, acquisition opportunities, risks associated with the acquisition and/or launch of pharmaceutical products (including the product launches described herein), risks regarding clinical trials and/or patient enrollment into clinical trials, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Concordia’s niche, hard-to-make products and Concordia’s key products in its International and North America segments (including the competitive pressures on some of the products described herein)), general economic and stock market conditions, risks associated with the United Kingdom’s exit from the European Union (including, without limitation, risks associated with regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks associated with regulatory investigations (including investigations by competition authorities with respect to the Company’s operations), risks related to the introduction of new legislation, or amendments to existing legislation, in the jurisdictions in which Concordia carries on business, risks related to patent infringement actions, the loss of intellectual property rights, risks associated with class action litigation, risks associated with Concordia’s inability to defend itself in certain legal actions or being found to have violated certain laws (including, without limitation, the regulatory investigations and class actions which Concordia is currently subject to), which may require Concordia to make certain payments in respect of such legal matters or which may result in certain fines being levied against Concordia, risks and uncertainties detailed from time to time in Concordia’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.
1 Management uses non-IFRS measures such as EBITDA, Adjusted EBITDA, adjusted net income, adjusted gross profit, net debt/EBITDA and Adjusted EPS to provide a supplemental measure of operating performance. Please refer to the “Non-IFRS Measures” section of this press release for further information.

For more information please contact:
Adam Peeler
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com

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